18008411

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
May 10, 2018
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   - A. ☒ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution U.S. Bank National Association

   B. Address of principal office of financial institution:

   800 Nicollet Mall
   Address
   Minneapolis | MN | 55402
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   777 East Wisconsin Ave
   Address
   Milwaukee | WI | 53202
   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Address
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

John C. Stern	Executive Vice President and Treasurer	612-303-4171
Name	Title	Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
(See Attached List)				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Orzechowski, Michael J.	Senior Vice President
Goetter, Brian R.	Assistant Vice President

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

John C. Stern
Name (First, Middle, Last)

Executive Vice President and Treasurer
Title

[signature]
Signature

5-10-18
Date

Money Center Office Title	Street Address	City	State	Zip	Mail Stop
Minneapolis Office	800 Nicollet Mall	Minneapolis	MN	55042	BC-MN-H18T
Milwaukee Office	777 East Wisconsin Ave.	Milwaukee	WI	53202	MK-WI-T4
Seattle Office	1420 Fifth Ave	Seattle	WA	98101	PD-WA-T11C
Sacramento Office	621 Capitol Mall	Sacramento	CA	95814	SF-CA-PL11
Los Angeles Office	633 W 5th St	Los Angeles	CA	90071	LM-CA-T30R
Denver Office	950 17th ST	Denver	CO	80202	DN-CO-T4RS
St. Louis Office	505 N 7t St	St. Louis	MO	63101	SL-TO-T12M
Cincinnati Office	425 Walnut St	Cincinnati	OH	45202	CN-OH-W8
New York Office	1095 Avenue of the Americas	New York	NY	10036	EX-NY-BP13